Exhibit 99.1

Catalyst appoints BC industry veteran as President & CEO

RICHMOND, BC, Aug. 19, 2013 /CNW/ - Catalyst Paper (TSX:CYT) announced, today, the appointment of Joe Nemeth as President and Chief Executive Officer. Mr. Nemeth is an experienced pulp and paper industry executive bringing 30 years of background to his new role at Catalyst. His appointment is effective October 1, 2013.

Mr. Nemeth has held executive positions in sales, marketing and operations and was, most recently, President and CEO of Canfor Pulp. His leadership achievements include best of peer group financial performance; negotiation and oversight of major business and strategic development initiatives; and continuous improvement in operations, cost and organizational management.

"Mr. Nemeth's knowledge of the marketplace and his experience in the operational side of the pulp and paper process  are well-matched with our requirements and will ensure the necessary momentum to keep pace with the very competitive global paper industry," said Catalyst Board Chairman and Interim CEO Leslie T. Lederer.

Mr. Nemeth holds an MBA from the University of Western Ontario and a Bachelor of Forestry from the University of British Columbia. He is a director of Fortress Paper Ltd. Born and raised in coastal British Columbia, Mr. Nemeth and his family make their home in the greater Vancouver region.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia and its common shares trade on the Toronto Exchange under the symbol CYT. Catalyst Paper is ranked by Corporate Knights Inc. as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 07:30e 19-AUG-13